Filed pursuant to Rule 433

Registration Statement No. 333-196694

June 11, 2015

Rio Tinto Finance (USA) Limited

Pricing Term Sheet

June 11, 2015

Fixed Rate Notes
Issuer:	Rio Tinto Finance (USA) Limited
Guarantors:	Rio Tinto plc and Rio Tinto Limited
Principal Amount:	$1,200,000,000
Maturity:	June 15, 2025
Coupon:	3.750% per annum
Price to Public:	99.333%
Underwriting Discount and Commissions:	0.450%
Yield to maturity:	3.831%
Spread to Benchmark Treasury:	T+145 bps
Benchmark Treasury:	2.125% UST due May 15, 2025
Benchmark Treasury Price and Yield:	97-24, 2.381%
Interest Payment Dates:	Semi-annually in arrears on June 15th and December 15th of each year, commencing on December 15th, 2015 (short first).
Optional Redemption:	A redemption price equal to (i) if redemption occurs prior to March 15, 2025, the greater of (x) 100% of the principal amount of the notes to be redeemed and (y) as certified to the trustee by Rio Tinto Finance (USA) Limited or Rio Tinto, the sum of the present values of the Remaining Scheduled Payments discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus a spread of 25 basis points or (ii) if redemption occurs on or after March 15, 2025, 100% of the principal amount of the notes to be redeemed, together, in each case with accrued interest on the principal amount of the notes to be redeemed to the date of redemption.
Settlement:	T+3; June 16, 2015
CUSIP / ISIN:	767201 AS5 / US767201AS58
Ratings[1]:	A3 (Moody’s) / A- (S&P)
Joint Bookrunners:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. SG Americas Securities, LLC
HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. RBC Capital Markets, LLC
Co-managers:	Mizuho Securities USA Inc. Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc. Standard Chartered Bank

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, or SG Americas Securities, LLC toll-free at 1-855-881-2108.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

[1]	A rating is not a recommendation to buy, sell or hold the securities, and may be subject to revision, suspension or withdrawal at any time by the assigning rating agencies.